File No. __________

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549

FORM U-3A-2

STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

To Be Filed Annually Prior to March 1

IDACORP, Inc.
(Name of Company)

HEREBY FILES WITH THE SECURITIES AND EXCHANGE COMMISSION, PURSUANT TO RULE 2, ITS STATEMENT CLAIMING EXEMPTION AS A HOLDING COMPANY FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, AND SUBMITS THE FOLLOWING INFORMATION:

1.     NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR (EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST, AS OF DECEMBER 31, 2003.

Name/	Location and
(State of Organization)	Nature of Business

IDACORP, Inc.	Principal Executive Office
(Idaho)	located at 1221 W Idaho Street
Boise, Idaho 83702-5627
Holding Company

Subsidiaries of IDACORP, Inc.

Idaho Power Company	Boise, Idaho
(Idaho)	Electric Utility

Ida-West Energy Company	Boise, Idaho
(Idaho)	Electrical Generation

IDACORP Services Co.	Boise, Idaho
(Nevada)	Marketing Company

IDACORP Energy Services Co.	Boise, Idaho
(Nevada)	Marketing Company

IDACORP Technologies Inc.	Boise, Idaho
(Idaho)	Research and Development

Idaho Solar Power, LLC	Boise, Idaho
(Washington)	Solar Energy

IDACORP Financial Services, Inc.	Boise, Idaho
(Idaho)	Non-Utility Investments

IDACOMM, Inc.	Boise, Idaho
(Idaho)	Broadband Service Provider

RMC Holdings, Inc.	Boise, Idaho
(Idaho)	Internet Service Provider

Subsidiaries of Idaho Power Company

Idaho Energy Resources Co.	Boise, Idaho
(Wyoming)	Coal Mining

Pathnet/Idaho Power Equipment, LLC	Boise, Idaho
(Delaware)	Microwave Communications

Subsidiaries of Ida-West Energy Company

Y-8 Power Company	Boise, Idaho
(Idaho)	Electrical Generation

Falls River Hydro Company	Boise, Idaho
(Idaho)	Electrical Generation

Hazelton Power Company	Boise, Idaho
(Idaho)	Electrical Generation

Wilson Power Company	Boise, Idaho
(Idaho)	Electrical Generation

I-W Land Company	Boise, Idaho
(Idaho)	Land Development for Electrical Generation

Ida-West Operating Services, Inc.	Boise, Idaho
(Idaho)	Electrical Generation

South Forks Hydro Company	Boise, Idaho
(Idaho)	Electrical Generation

Ida-West Acquisition Company	Boise, Idaho
(Idaho)	Electrical Generation

Hermiston Power Company	Boise, Idaho
(Oregon)	Electrical Generation

Garnet Power Company	Boise, Idaho
(Idaho)	Electrical Generation

Subsidiaries of IDACORP Energy Services, Co.

IDACORP Energy LP	Boise Idaho
(Delaware)	Energy Marketing

Equigy Development, LP	Denver, Colorado
(Delaware)	Natural Gas Marketing

Subsidiaries of IDACORP Technologies, Inc.

IdaTech, LLC	Bend, Oregon
(Oregon)	Fuel Cell Research and Development

Subsidiaries of RMC Holdings, Inc.

Velocitus, Inc.	Boise, Idaho
(Idaho)	Internet Service Provider

Subsidiaries of IDACOMM, Inc.

IDACOMM Services	Boise, Idaho
(Idaho)	Broadband Services

2.     A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

IDACORP, Inc. (Company) owns no property used in the generation, transmission, or distribution of electricity or for the production, transmission and distribution of natural or manufactured gas.  IDACORP, Inc. has no public utility subsidiaries that own properties used in the production, transmission and distribution of natural or manufactured gas.

Idaho Power Company ("IPC") is an electric public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in an approximately 20,000-square-mile area in southern Idaho and eastern Oregon, with an estimated population of 883,000.  IPC is the only public utility subsidiary of IDACORP, Inc. that owns properties used in the generation, transmission or distribution of electric energy.  IPC holds franchises in approximately 71 cities in Idaho and nine cities in Oregon, and holds certificates from the respective public utility regulatory authorities to serve all or a portion of 25 counties in Idaho and three counties in Oregon.  As of December 31, 2003, IPC supplied electric energy to approximately 427,000 general business customers and had 1,713 full-time employees.

IPC's system includes 15 hydroelectric generating plants located in southern Idaho and two located in eastern Oregon (see Company's Annual Report on Form 10-K file number 1-3198 for more information).  IPC also owns one gas-fired plant located in Idaho and shares ownership in three coal-fired generating plants located in Wyoming, Oregon and Nevada.

IPC owns approximately 4,655 miles of high voltage transmission lines; 22 step-up transmission substations located at power plants; 18 transmission substations; 7 transmission switching stations; and 208 energized distribution substations.  These facilities are located in Idaho, Oregon, Wyoming, Nevada and Montana.

IPC's generating facilities are interconnected through its integrated transmission system and are operated on a coordinated basis to achieve maximum load-carrying capability and reliability.  Through its connections with the Bonneville Power Administration, and other utilities, IPC has access to all the major electric systems in the West.

3.     THE FOLLOWING INFORMATION FOR THE LAST CALENDAR YEAR (2003) WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:

(A)  NUMBER OF KWH OF ELECTRIC ENERGY SOLD (AT RETAIL OR WHOLESALE), AND MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL.

(B)  NUMBER OF KWH OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED.

(C)  NUMBER OF KWH OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS SOLD AT WHOLESALE OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.

(D)  NUMBER OF KWH OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS PURCHASED OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED OR AT THE STATE LINE.

Claimant:        None

Idaho Power Company:

		MWh
		Retail	Wholesale
		(thousands of MWh)
(a)	Number of MWH of electricity energy sold:
	Idaho	12,351	555
	Oregon	629	322
	Nevada		136
	Wyoming		18
	Montana		72
	New Mexico		2
	Utah		30
	Washington		693
	Arizona		1

(b)	Number of MWH of electric energy distributed
	at retail outside the state	629 (see (a) above)

(c)	Number of MWH of electric energy sold at
	wholesale outside the state or at the state line	1,274 (see (a) above)

(d)	Number of MWH of electric energy purchased
MWh Purchases

	outside the state or at the state line:	(thousands of MWh)
	Idaho		535
	Oregon		1,003
	Montana		169
	Nevada		(60)
	New Mexico		23
	Washington		1,487
	Wyoming		(9)
	Arizona		8
	Utah		33

4.   THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES DOLLARS:

(A)  NAME, LOCATION, BUSINESS ADDRESS AND DESCRIPTION OF THE FACILITIES USED BY THE EWG OR FOREIGN UTILITY COMPANY FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS.

(B)  NAME OF EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN SUCH EWG OR FOREIGN UTILITY COMPANY, AND DESCRIPTION OF THE INTEREST HELD.

(C)  TYPE AND AMOUNT OF CAPITAL INVESTED, DIRECTLY OR INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR INDIRECT GUARANTEE OF THE SECURITY OF THE EWG OR FOREIGN UTILITY COMPANY BY THE HOLDING COMPANY CLAIMING EXEMPTION; AND ANY DEBT OR OTHER FINANCIAL OBLIGATION FOR WHICH THERE IS RECOURSE, DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY CLAIMING EXEMPTION OR ANOTHER SYSTEM COMPANY, OTHER THAN THE EWG OR FOREIGN UTILITY COMPANY.

(D)  CAPITALIZATION AND EARNINGS OF THE EWG OR FOREIGN UTILITY COMPANY DURING THE REPORTING PERIOD.

(E)  IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN THE EWG OR FOREIGN UTILITY COMPANY AND A SYSTEM COMPANY, AND DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD AND FEES OR REVENUES UNDER SUCH AGREEMENT(S).

None

EXHIBIT A

FINANCIAL STATEMENTS

Description of Exhibit

Consolidating statements of income and retained earnings for the calendar year 2003 together with the consolidating balance sheets as of December 31, 2003 for IDACORP, Inc., Idaho Power Company, Ida-West Energy Company, IDACORP Energy Services Co., IDACORP Technologies, Inc., IDACOMM, Inc., RMC Holdings, Inc. and their respective subsidiaries.

EXHIBIT B

ORGANIZATIONAL CHART SHOWING RELATIONSHIP OF EACH EWG OR FOREIGN UTILITY COMPANY TO ASSOCIATE COMPANIES IN THE HOLDING COMPANY SYSTEM.

None.

SIGNATURES

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officers on the 22nd day of March 2004.

IDACORP, Inc.

By:  /s/ Jan B. Packwood
Jan B. Packwood
President and Chief
Executive Officer and Director

(Corporate Seal)

By:   /s/ Darrel T. Anderson
Darrel T. Anderson
Vice President, Chief Financial
Officer and Treasurer

Attest:

By  /s/  Robert W. Stahman
Robert W. Stahman
Vice President, General
Counsel and Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Darrel T. Anderson
Vice President, Chief Financial
Officer and Treasurer
P.O. Box 70
Boise, Idaho  83707
(208) 388-2650

EXHIBIT INDEX

Description of Exhibits

Consolidating statements of income and retained earnings for the calendar year 2003 together with the consolidating balance sheets as of December 31, 2003 for IDACORP, Inc., Idaho Power Company, Ida-West Energy Company, IDACORP Energy Services Co., IDACORP Technologies, Inc., RMC Holding, Inc. IDACOMM, Inc., and their respective subsidiaries.

THE COMPANY IS REQUESTING CONFIDENTIALITY FOR THE FINANCIAL STATEMENTS ENDED DECEMBER 31, 2003 OF THIS U-3A-2 FILING.  THIS REQUEST IS BEING MADE PURSUANT TO SECTION 22b OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 AND RULE 104 THEREUNDER.